SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. 1)



                                 Arch Coal, Inc.
       -----------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
       -----------------------------------------------------------------
                         (Title of Class of Securities)


                                    039380100
       -----------------------------------------------------------------
                                 (CUSIP Number)


                                 Patrick D. Deem
                                Steptoe & Johnson
                                  P.O. Box 2190
                            Clarksburg, WV 26302-2190
                                 (304) 624-8000
        -----------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                October 15, 1998
       -----------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



                               (Page 1 of 4 Pages)

                                  SCHEDULE 13D
                                  ------------
CUSIP No. 039380100

1)    NAME OF REPORTING PERSON            Carboex International, Ltd.
                                          ---------------------------
      S.S. OR I.R.S. IDENTIFICATION
      NO. OF ABOVE PERSON
                                          ---------------------------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)   [   ]
                                                                  (b)   [ x ]

3)    SEC USE ONLY

4)    SOURCE OF FUNDS                                         OO (see Item 3)
                                                              ---------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                     [   ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION             Bahamas
                                                       ---------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

      7)    SOLE VOTING POWER                          0 (see Item 5)
                                                       ----------------------

      8)    SHARED VOTING POWER                        0
                                                       ----------------------

      9)    SOLE DISPOSITIVE POWER                     0 (see Item 5)
                                                       ----------------------

      10)   SHARED DISPOSITIVE POWER                   0
                                                       ----------------------

11)   AGGREGATE AMOUNT BENEFICIALLY
      OWNED BY EACH REPORTING PERSON                   0 (see Item 5)
                                                       ----------------------

12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES*             [     ]

13)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                               0% (See Item 5)
                                                       ------------------

14)   TYPE OF REPORTING PERSON                         CO
                                                       --


                              (Page 2 of 4 Pages)

            This Amendment No. 1 amends and supplements the Schedule 13D filed by Carboex International, Ltd. (the "Company") on July 9, 1997 (the "Schedule 13D") with respect to the Common Stock, par value $.01 per share, of Arch Coal, Inc. (the "Arch Coal Common Stock") to the extent of the matters set forth herein, and only changes from the Schedule 13D are included herein. Unless otherwise defined herein, all capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4.     Purpose of Transaction.

            Item 4 of the Schedule 13D is amended to add the following:

            As of October 15, 1998, the Company is the beneficial owner of less than five percent of the Arch Coal Common Stock and therefore intends to make no further filings pursuant to Rule 13d-1 promulgated under the U.S. Securities Exchange Act of 1934, as amended, until such time as the Company's ownership of the Arch Coal Common Stock rises to a level above five percent of the outstanding Arch Coal Common Stock.


Item 5.     Interest in Securities of the Issuer.

            Item 5 of the Schedule 13D is amended to read in its entirety:

            (a) The Company presently owns no shares of Arch Coal Common Stock.

            (b) Not applicable.

            (c) On October 14, 1998, the Company transferred 410,000 shares of Arch Coal Common Stock to Repsol Petroleo, S.A. On October 15, 1998, the Company transferred 1,640,000 shares of Arch Coal Common Stock to Carboex, S.A., the Company's parent.

            (d) Not applicable.

            (e) The Company has ceased to be the beneficial owner of more than 5% of the Arch Coal Common Stock on October 15, 1998, the date of the transfer referenced in Item 5(c) above.




                              (Page 3 of 4 Pages)

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    CARBOEX INTERNATIONAL, LTD.



                                    By:  /s/ Ignacio Dominquez Urquijo
                                         ------------------------------
                                         Signature


                                         Ignacio Dominquez Urquijo
                                         Chairman
                                         ------------------------------
                                         Name and Title


Date: February 15, 1999












                              (Page 4 of 4 Pages)